September 24, 2007

Mr. Rufus Decker
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re: Item 4.02 Form 8-K
Filed: August 9, 2007
File No. 1-14761

Dear Mr. Decker:

We received your comment letter dated September 19, 2007 regarding our Form 8-K filed on August 9, 2007.

For your convenience, we have repeated your comment and provided our response below:

Comment:	1.	Please amend your report by changing your Item Tag to reflect that an Item 4.02 (a) was also filed with your Form 8-K filed on August 9, 2007.

Response:	We are filing a Form 8-K/A to include an Item Tag reflecting that the Form 8-K contains information pursuant to Item 4.02.

We hereby acknowledge that:

	• the company is responsible for the adequacy and accuracy of the disclosure in their filings;

	• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please call the undersigned at (914) 921-5000.

Sincerely,

/s/ Kieran Caterina

Kieran Caterina
Acting co-Chief Financial Officer

/s/ Diane M. LaPointe

Diane M. LaPointe
Acting co-Chief Financial Officer